UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

The ExOne Company

(Full name of Registrant)

Not Applicable

(Former if Applicable)

127 Industry Boulevard

(Address of Principal Executive Office)

North Huntingdon, Pennsylvania 15642

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The ExOne Company (the “Company”) has been delayed in filing its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015. In January 2015, the Company implemented the first phase of its new Enterprise Resource Planning (“ERP”) software system in ExOne GmbH, its largest operating subsidiary. The ERP system is intended to improve the Company’s financial reporting disclosure controls. However, unforeseen difficulties with respect to the implementation have resulted in inefficiencies and delays in accounting for the results of the first quarter. Accordingly, the necessary work could not be completed without unreasonable effort and expense in sufficient time to permit filing of the Form 10-Q on the required due date of May 11, 2015. The Company is working to finalize its results and currently expects to file its Form 10-Q for the quarter ended March 31, 2015 in early June 2015.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Brian W. Smith	724	765-1350
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

On May 11, 2015, the Company issued a press release announcing that it will delay filing its Form 10-Q due to the difficulties described above and filed a Current Report on Form 8-K with the U.S. Securities and Exchange Commission. The amounts in our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2014 remain as filed.

Due to the difficulties described above, the Company is not able to definitively quantify the changes in its results of operations for the period ended March 31, 2015 compared to the period ended March 31, 2014 until the Company’s accounting for the first quarter of 2015 has been completed. The Company, however, is reconfirming its guidance for the 2015 fiscal year that it previously announced on March 16, 2015, as further discussed in the Company’s May 11, 2015 press release.

The ExOne Company

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 11, 2015	By	/s/ Brian W. Smith
Chief Financial Officer